License Agreement

This License Agreement (this "Agreement") is made effective as of July 20, 2015 between My Hair Store, Inc, of 3601 E. Independence Blvd, Charlotte, North Carolina 28205 and Zapion Products, Inc, of 2015 Ayrsley Town Blvd, Charlotte, North Carolina 28273.

In the Agreement, the party who is granting the right to use the licensed property will be referred to as "Licensor," and the party who is receiving the right to use the licensed property will be referred to as "Licensee."

The parties agree as follows:

1. GRANT OF LICENSE. Licensor owns Zap Away Topical Pain Cream (the "Authored Work"). In accordance with this Agreement, Licensor grants Licensee an exclusive license to sell the Authored Work. Licensor retains title and ownership of the Authored Work and derivative works will be assigned to Licensor by Licensee.

2. PAYMENT OF ROYALTY. Licensee will pay to Licensor a royalty which shall be calculated as follows: 30 cents per unit sold resulting in any way from the Authored Work. The royalty shall be paid at the time of the signing of this Agreement. With each royalty payment, Licensee will submit to Licensor a written report that sets forth the calculation of the amount of the royalty payment.

3. RECORDS. Licensee shall keep accurate records regarding the quantities of the Authored Work that are sold. Licensor shall have the right to inspect such records from time to time after providing reasonable notice of such intent to Licensee.

4. MODIFICATIONS. Unless the prior written approval of Licensor is obtained, Licensee may not modify or change the Authored Work in any manner.

5. DEFAULTS. If Licensee fails to abide by the obligations of this Agreement, including the obligation to make a royalty payment when due, Licensor shall have the option to cancel this Agreement by providing 30 days days written notice to Licensee. Licensee shall have the option of preventing the termination of this Agreement by taking corrective action that cures the default, if such corrective action is taken prior to the end of the time period stated in the previous sentence, and if there are no other defaults during such time period.

6. MEDIATION. All disputes under this Agreement that cannot be resolved by the parties shall be submitted to a mediator mutually chosen by the parties before any court proceedings are undertaken.

7. TRANSFER OF RIGHTS. This Agreement shall be binding on any successors of the parties. Neither party shall have the right to assign its interests in this Agreement to any other party, unless the prior written consent of the other party is obtained.

8. TERMINATION. This Agreement may be terminated by either party by providing 30 days written notice to the other party. This Agreement shall terminate automatically on July 31, 2025.

9. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties.

10. AMENDMENT. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

11. SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

12. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

13. APPLICABLE LAW. This Agreement shall be governed by the laws of the State of North Carolina.

14. SIGNATORIES. This Agreement shall be signed on behalf of Licensor by Anthony M. Lindsay, Principal and on behalf of Licensee by Kimla A Jones, President and effective as of the date first above written.

This License Agreement is executed and agreed to by:

Anthony M Lindsay

Anthony M Lindsay
mhsoholdings@gmail.com
July 27, 2015 at 09:44 pm
Recorded at IP 99.62.20.108

Kimla A. Jones

Kimla A. Jones
klindsay39@gmail.com
July 27, 2015 at 09:53 pm
Recorded at IP 99.62.20.108

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